THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should hand this circular and the accompanying form of election at once to the purchaser or transferee or the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

SCRIP DIVIDEND SCHEME IN RELATION
TO THE 2008 INTERIM DIVIDEND

19 June 2008

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“2008 Interim Dividend” the interim dividend of HK$0.04 per Share for the six months ended 29 February 2008 payable on or about 23 July 2008 to Shareholders whose names were recorded on the register of members of the Company on the Record Date;

“Board” the board of Directors;

“Company” City Telecom (H.K.) Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance;

“Director(s)” the director(s) of the Company;

“HK$” Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong” the Hong Kong Special Administrative Region of the People’s Republic of China;

“New Share(s)” new Share(s) to be issued under the Scrip Dividend Scheme;

“Record Date” Friday, 6 June 2008;

“Scrip Dividend Scheme” the scrip dividend alternative announced by the Company on 19 May 2008 which offers Shareholders a scrip alternative whereby Shareholders may elect to receive their 2008 Interim Dividend wholly or partly by the allotment of New Shares credited as fully paid in lieu of cash;

“Share(s)” ordinary share(s) of HK$0.10 each in the share capital of the Company;

“Shareholder(s)” the registered holder(s) of Share(s);

“Stock Exchange” The Stock Exchange of Hong Kong Limited;

“%” per cent.

LETTER FROM THE BOARD

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

Directors:	Registered Office:
Mr. Wong Wai Kay, Ricky (Chairman)
Mr. Cheung Chi Kin, Paul (Chief Executive Officer)
Mr. Lai Ni Quiaque (Chief Financial Officer,
Company Secretary and Head of Staff Engagement)
Mr. Cheng Mo Chi, Moses+
Mr. Lee Hon Ying, John*
Dr. Chan Kin Man*
Mr. Peh Jefferson Tun Lu*
 + Non-executive Director
Level 39 Tower 1, Metroplaza No. 223 Hing Fong Road Kwai Chung New Territories Hong Kong

• Independent Non-executive Directors

19 June 2008

To the Shareholders

Dear Sir or Madams,

SCRIP DIVIDEND SCHEME IN RELATION TO
THE 2008 INTERIM DIVIDEND

INTRODUCTION

On 19 May 2008, the Board announced the Company’s unaudited interim results for the six months ended 29 February 2008 and the 2008 Interim Dividend. The register of members was closed from 4 June 2008 to 6 June 2008 (both days inclusive). To rank for the 2008 Interim Dividend, all completed transfer forms, accompanied by the relevant share certificates, had to be lodged with the Company’s Share Registrar for registration not later than 4:30 p.m. on 3 June 2008.

DETAILS OF THE SCRIP DIVIDEND SCHEME

Shareholders may elect to receive the 2008 Interim Dividend in one of the following ways:–

(a) a cash dividend of HK$0.04 per Share; or

LETTER FROM THE BOARD

(b) an allotment of such number of New Shares credited as fully paid and having an aggregate market value (calculated as hereinbelow mentioned), save for adjustment for fractions, equal to the total amount of the 2008 Interim Dividend which such Shareholder would otherwise be entitled to receive in cash; or

(c) partly New Shares and partly cash.

The New Shares will rank pari passu in all respects with the existing issued Shares except that they shall not rank for the 2008 Interim Dividend.

BASIS OF ALLOTMENT OF THE NEW SHARES

For the purpose of calculating the number of New Shares to be allotted pursuant to the Scrip Dividend Scheme, the market value per New Share will be HK$1.61, which is the average closing price of approximately HK$2.01 per Share on the Stock Exchange for the five consecutive trading days starting from, and including, 2 June 2008 (being the day when the Shares were first quoted ex-dividend), less a 20% discount. Accordingly, the number of New Shares which a Shareholder electing for New Shares will receive will be calculated as follows:–

Number of New Share to be received = Number of Shares held on the Record Date for which election for New Shares is made x HK$0.04/HK$1.61

The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares in respect of alternatives (b) and (c) above will not be issued to Shareholders but will be disregarded and the benefit thereof will accrue to the Company. The last day on which Shareholders will be entitled to select their desired form of dividends is 9 July 2008.

ADVANTAGES OF THE SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme will give Shareholders an opportunity to increase their investment in the Company at market value without incurring brokerage fees, stamp duty and related dealing costs. The Scrip Dividend Scheme will also benefit the Company to the extent that such cash which would otherwise have been paid to Shareholders who elect to receive the New Shares, in whole or in part, in lieu of a cash dividend, will be retained for use as working capital by the Company.

EFFECT OF THE SCRIP DIVIDEND SCHEME

Based on 640,040,354 Shares in issue as at the close of business on the Record Date, if no elections for the New Shares were received, the total cash dividend payable by the Company would be HK$25,601,614.16. If all Shareholders elect to receive their entitlements to the 2008 Interim Dividend in the form of New Shares, the maximum number of New Shares to be issued would be 15,901,623 Shares representing approximately 2.48% of the existing issued share capital of the Company and approximately 2.42% of the then issued share capital of the Company as enlarged by the issue of the New Shares.

LETTER FROM THE BOARD

Shareholders should note that the New Shares may give rise to notification requirements under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice. Shareholders who are in any doubt as to their taxation position are also recommended to seek their own professional advice.

FORM OF ELECTION

If you wish to receive the 2008 Interim Dividend wholly in cash, you do not need to take any action.

If you elect to receive the 2008 Interim Dividend wholly in New Shares, or partly in cash and partly in New Shares, you should use the enclosed form of election. If you sign the form of election but do not specify the number of Shares in respect of which you wish to receive New Shares, or if you elect to receive New Shares in respect of a greater number of Shares than your registered holding as at the Record Date, you will be deemed to have exercised your election to receive New Shares in respect of all the Shares of which you were then registered as the holder.

The form of election should be completed in accordance with the instructions printed thereon and returned to the Company’s Share Registrar so as to be received no later than 4:30 p.m. on 9 July 2008 at:

Computershare Hong Kong Investor Services Limited

Shops 1712 – 1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Elections in respect of the 2008 Interim Dividend cannot be in any way withdrawn, revoked, superseded or altered after the relevant forms of election are signed and lodged with the Company’s Share Registrar. No acknowledgement of receipt of the form of election will be issued.

SHAREHOLDERS RESIDENT OUTSIDE HONG KONG

The Company is not aware that it has any Shareholder with a registered address outside Hong Kong as at the Record Date. Accordingly, there will not be any legal restriction or statutory requirement outside Hong Kong in allowing Shareholders to participate in the Scrip Dividend Scheme. Holders of the American Depositary Receipts (each representing 20 Shares), of which are listed on the NASDAQ Stock Market in the United States of America, are not entitled to participate in the Scrip Dividend Scheme.

This circular and the form of election will not be registered in Hong Kong or any other jurisdiction.

LETTER FROM THE BOARD

STOCK EXCHANGE LISTING, CLEARING AND SETTLEMENT

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares. It is expected that the certificates for the New Shares, and cheques for cash entitlements, will be posted to Shareholders at the risk of those entitled thereto on or about 23 July 2008. Dealings in the New Shares on the Stock Exchange are expected to commence after dispatch of the share certificates for the New Shares to Shareholders. Subject to the granting of listing of, and permission to deal in, New Shares issued pursuant to the Scrip Dividend Scheme on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed, and dealt in, on the Stock Exchange. The Shares are also listed in the form of American Depository Receipts (each representing 20 Shares) on the NASDAQ Stock Market in the United States of America. The Company’s US$89,353,000 Senior Notes due 2015 are listed on Singapore Exchange Securities Trading Limited. Other than the foregoing, no equity or debt securities of the Company are listed, or dealt in, on any stock exchange nor is listing, or permission to deal in, on any other exchange being, or proposed to be, sought.

New Shares issued to Shareholders pursuant to an election to receive some or all of their 2008 Interim Dividend in New Shares may be allocated in odd lots. No special dealing arrangements will be put in place by the Company to facilitate the trading or disposal of New Shares issued in odd lots. Shareholders should be aware that odd lots usually trade at a discount to the price of board lots.

CONDITION OF THE SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the New Shares. In the unlikely event that the above condition is not satisfied, Shareholders will receive the 2008 Interim Dividend wholly in cash.

ADJUSTMENTS IN RELATION TO SHARE OPTIONS UNDER THE SHARE OPTION

SCHEME

In accordance with the terms of the share option scheme adopted by the Company on 23 December 2002, the New Shares to be allotted may result in an adjustment to the exercise price and/or the number of option so far as unexercised in respect of share options granted by the Company. Such adjustments shall give the option holder the same proportion of the issued share capital of the Company as that to which such option holder would otherwise entitle, but no such adjustments shall be made where, and to the extent that, such adjustments would result in any Shares being issued at less than their nominal value. If and when any adjustments have to be made, the Company will notify the option holders in accordance with the said share option scheme.

LETTER FROM THE BOARD

GENERAL

Whether or not it is to your advantage to receive cash or New Shares, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting from that decision are your responsibility. If you are in any doubt as to what to do, you should consult your professional advisers as to the action you should take and whether or not you are permitted to receive the 2008 Interim Dividend in scrip form or if any government or other consent is required. Shareholders who are trustees are recommended to take professional advice as to whether electing for New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,

On behalf of the Board

City Telecom (H.K.) Limited

Lai Ni Quiaque

Executive Director, Chief Financial Officer and

Company Secretary